Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No:  333-166225
July 15, 2010

Sidhu's bank gets failed New York bank*
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By Karen L. Miller
Reading Eagle

Jay S. Sidhu's bank, Customers 1st Bank, acquired the assets and deposits of a failed New York bank Friday shortly after the Federal Deposit Insurance Corp. assumed control of it.

"It's a sad day, but we're very excited," Sidhu said about Customers 1st Bank taking over USA Bank, a single-branch bank in Port Chester, N.Y., closed by New York State regulators Friday.

The bank was immediately turned over to the FDIC, which gave it to Customers 1st, Sidhu said.

"We didn't have to pay anything," Sidhu said Friday night from Port Chester. "The New York regulators handed USA Bank to the FDIC at 7 p.m. and the FDIC invited us in at 7:01.

"We have strong capital and the resources, strong management and track record. Our model is working. We're delighted. We believe we are the first bank in Pennsylvania to be invited to take over a bank."

He added that the FDIC assumed all of the debt from USA Bank, which came from construction loans for housing. The FDIC reported that the cost of USA Bank's closure to the Federal Deposit Insurance Fund is expected to be $61.7 million and that giving the bank to Customers 1st was the least costly resolution for the fund.

The former Sovereign Bancorp chief executive, president and chairman of the board said Customers 1st has assets of $800 million after the USA Bank agreement, up from $225 million nine months ago.

USA Bank will be open for business today, uninterrupted, as a division of Customers 1st Bank.

Sidhu said he plans to keep the name and after a couple of months, he and his team at Customers 1st will revisit the idea of whether a common name would be appropriate or whether the names should stay the same.

"We like the USA Bank name," Sidhu said. "We couldn't have come up with a better name."

USA Bank offers traditional banking services to businesses and consumers in Port Chester, and Greenwich, Conn. Customers of USA Bank will continue to be insured by the FDIC.

Sidhu took over the leadership of the former New Century Bank, Phoenixville, Chester County, in May 2009 and rebranded the bank, Customers 1st Bank, in April.

At the same time, Customers 1st filed for an initial public offering with the Securities and Exchange Commission. That IPO registration continues to work its way through the normal SEC process, Sidhu said.

He also hired key Sovereign executives in 2009, including Richard A. Ehst, who is president and chief operating officer of Customers 1st.

"What a privilege for me to be working with the team from Sovereign," said Sidhu, who purchased five failed banks from the FDIC between 1990 and 1992 while he ran Sovereign.

Customers 1st Bank (the “Bank”) has filed a registration statement on Form S-1 (File no. 333-166225) with the U.S. Securities and Exchange Commission (“SEC”) which includes a prospectus for the offer and sale of securities of Customers 1st Bancorp, Inc. (“Customers 1st”) to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure (the “proposed transaction”), as well as a proxy statement of the Bank for the solicitation of proxies from the Bank's shareholders for use at the Bank's 2010 annual meeting.  The combined prospectus and proxy statement, together with other documents filed by Customers 1st with the SEC, will contain important information about Customers 1st, the Bank and the proposed transaction.  We urge investors and Bank shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC.  Bank shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the proposed transaction. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at http://www.sec.gov.  Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to New Century Bank, Corporate Secretary, 99 Bridge Street, Phoenixville, PA 19460, or calling (484) 923-2164.

Customers 1st, the Bank, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

In addition to historical information, this information may contain “forward-looking statements” which are made in good faith by the Bank, pursuant to the “safe harbor” provisions of the Private

Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the Bank’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business.  Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,”  “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or similar expressions generally indicate a forward-looking statement.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which, in whole or in part, are beyond the Bank’s control).  Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause the Bank’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements.  The Bank cautions that the foregoing factors are not exclusive, and neither such factors nor any such forward-looking statement takes into account the impact that any future acquisition may have on the Bank and any such forward-looking statement.  The Bank does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of the Bank.

*First Published by the Reading Eagle on July 10, 2010 at http://readingeagle.com/article.aspx?id=233564